245 Summer Street

Fidelity® Investments

Boston, MA 02210

July 17, 2017

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Income Fund (the trust): File Nos. 002-92661 and 811-04085

Fidelity Managed Retirement Income Fund (formerly Fidelity Income Replacement 2022 Fund)

Fidelity Simplicity RMD Income Fund (formerly Fidelity Income Replacement 2024 Fund)

Fidelity Managed Retirement 2005 Fund (formerly Fidelity Income Replacement 2026 Fund)

Fidelity Simplicity RMD 2005 Fund (formerly Fidelity Income Replacement 2028 Fund)

Fidelity Managed Retirement 2010 Fund (formerly Fidelity Income Replacement 2030 Fund)

Fidelity Simplicity RMD 2010 Fund (formerly Fidelity Income Replacement 2032 Fund)

Fidelity Managed Retirement 2015 Fund (formerly Fidelity Income Replacement 2034 Fund)

Fidelity Simplicity RMD 2015 Fund (formerly Fidelity Income Replacement 2036 Fund)

Fidelity Managed Retirement 2020 Fund (formerly Fidelity Income Replacement 2038 Fund)

Fidelity Simplicity RMD 2020 Fund (formerly Fidelity Income Replacement 2040 Fund)

Fidelity Managed Retirement 2025 Fund (formerly Fidelity Income Replacement 2042 Fund)  (the fund(s))

Post-Effective Amendment No. 124

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 124 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for the fund(s) referenced above.  Significant configuration changes have been incorporated into the fund’s Prospectuses and SAIs this year. Therefore, differences have not been tagged to reflect changes since the solo documents were last filed.

This filing also incorporates changes that were presented to shareholders at a meeting held April 19, 2017.  Principal changes and additions include: modification to each fund’s investment objective and policies, minimums, pricing structure and contracts, and purchase minimums. This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of 09/29/2017.  We request your comments by 08/16/2017.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group